

October 5, 2021

Brett Jackson
Chief Executive Officer
Cyren Ltd.
1430 Spring Hill Road, Suite 330
McLean, Virginia 22102

> **Re: Cyren Ltd.**
> **Registration Statement on Form S-3**
> **Filed October 1, 2021**
> **File No. 333-259959**

Dear Mr. Jackson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Laurie Green